SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2 )(1)


                           U.S. Energy Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    902951102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Allen J. Rothman
                          c/o U.S. Energy Systems, Inc.
                           One North Lexington Avenue
                             White Plains, NY 10601
                                 (914)993-6443

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 13, 2004

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.902951102                    13D                   Page __ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Lawrence I. Schneider
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,227,912

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,147,081
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,227,912

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,147,081

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   6,374,993
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   34.9
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.902951102            13D                   Page __ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Henry N. Schneider
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,288,591

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,147,081
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,288,591

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,147,081

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   5,435,672
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   31.4
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.902951102                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Energy Systems Investors, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,147,081
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,147,081

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   4,147,081
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   25.9
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.902951102                   13D                   Page __ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Energy Systems Investors II, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,147,081
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,147,081

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   4,147,081
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   25.9
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D is being filed by Lawrence I. Schneider ("Lawrence"), Henry N. Schneider ("Henry"; Henry and Lawrence are referred to collectively as the "Schneiders"), Energy Systems Investors, LLC ("ESI") and Energy Systems Investors II, LLC ("ESI II"; ESI and ESI II referred to collectively as the "ESI Entities" and the Schneiders and the ESI Entities referred to collectively as the "Reporting Persons"). This Amendment No. 2 is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons hereby supplement and amend their Schedule 13D, as amended from time to time, as to the following items.

Item 1. Security and Issuer

         This filing relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of U.S. Energy Systems, Inc. ("US Energy"). The principal executive offices of US Energy are located at One North Lexington Avenue, White Plains, New York 10601.


Item 3.  Source and Amount of Funds or Other Consideration

         In May 2004, Lawrence gifted an aggregate of 206,971 shares of Common Stock to two adult children and surrendered for cancellation options to acquire 400,000 shares of Common Stock.

         In May 2004, US Energy granted Henry options (exercisable through May 9, 2010) to acquire 400,000 shares of Common Stock at an exercise price of $3.00 per share ("Henry's Options").

Item 4.  Purpose of Transaction

         See response to Item 3 above.

Item 5. Interest in Securities of the Issuer

Lawrence I. Schneider


         Lawrence beneficially owns 6,374,993 shares of Common Stock (representing 34.9% of the outstanding shares) as follows: (i) 4,355,552 shares of common stock issuable upon conversion of 1,088,888 shares of Series D Preferred Stock, consisting of 911,112 shares of Common Stock issuable upon conversion of 227,778 shares of Series D Preferred Stock he owns directly and 3,444,440 shares of Common Stock issuable upon conversion of 861,110 shares of Series D Preferred Stock owned directly by ESI and which he may be deemed to beneficially own because he is a manager of ESI II, which is the manager of ESI (the "Relationship"), (ii) options to acquire 1,016,800 shares of Common Stock owned directly, and (iii) Series B Warrants to acquire 1,002,641 shares of Common Stock, consisting of warrants to acquire 300,000 shares of Common Stock he owns directly and warrants to acquire 702,641 shares of Common Stock owned directly by ESI which he may be deemed to beneficially own because of the Relationship. Lawrence has sole power to vote and direct the disposition of 2,227,912 shares of Common Stock beneficially owned by him and shares (with Henry and the ESI Entities) the power to vote and direct the disposition of 4,147,081 shares of Common Stock beneficially owned by such persons. Lawrence disclaims beneficial ownership of the shares of Common Stock reported as directly owned by Henry.

Henry N. Schneider


         Henry beneficially owns 5,435,672 shares of Common Stock (representing 31.4% of the outstanding shares) as follows: (i) 7,037 shares of Common Stock owned directly, (ii) 3,644,440 shares of Common Stock issuable upon conversion of 911,110 shares of Series D Preferred Stock, consisting of 200,000 shares of Common Stock issuable upon conversion of 50,000 shares of Series D Preferred Stock he owns directly and 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock directly owned by ESI and which he may be deemed to beneficially own because he is a manager of ESI II, which is the manager of ESI, (iii) options to acquire 1,015,700 shares of Common Stock and (iv) Series B Warrants to acquire 768,495 shares of Common Stock, consisting of warrants to acquire 65,854 shares of Common Stock he owns directly and warrants to acquire 702,641 shares of Common Stock owned by ESI and which he may be deemed to beneficially own because of the Relationship. Henry has the sole power to vote and direct the disposition of 1,288,591 shares of Common Stock beneficially owned by him and shares (with Lawrence and the ESI Entities) the power to vote and direct the disposition of 4,147,081 shares of Common Stock beneficially owned by such persons. Henry disclaims beneficial ownership of the shares of Common Stock reported as directly owned by Larry.


ESI and ESI II


         Each of ESI (which owns such securities directly) and ESI II (as the manager of ESI) beneficially owns 4,147,081 shares of Common Stock (representing 25.9% of the outstanding shares) as follows: (i) 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock and (ii) Series B Warrants to acquire 702,641 shares of Common Stock. The power to vote and direct the disposition of these securities is shared by the ESI Entities with the Schneiders.


Reporting Persons

         The Reporting Persons may collectively be deemed to beneficially own 7,663,584 shares of Common Stock (representing 39.2% of the outstanding shares) as follows: (i) 7,037 shares of Common Stock, (ii) 4,555,552 shares of Common Stock issuable upon conversion of 1,138,888 shares of Series D Preferred Stock (including the 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock owned directly by ESI), (iii) options to acquire 2,032,500 shares of Common Stock and (iv) Series B Warrants to acquire 1,068,495 shares of Common Stock (including 702,641 shares of Common Stock issuable upon exercise of the Series B Warrants owned directly by ESI).

Information Regarding Calculation of Percentage of Ownership

         In calculating the percentage ownership noted herein, the Reporting Persons relied on U.S. Energy's Quarterly Report on Form 10-Q for the period ended March 31, 2004 which reported that as of such date there were 11,890,711 shares of Common Stock outstanding. These calculations were made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 7. Exhibits

99.1 - Joint Filing Statement

         Henry's Options are not filed as exhibit inasmuch as such options are evidenced by a standard form of option agreement.


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.


Date: July 22, 2004                                  /s/ Henry N. Schneider
                                                         ------------------
                                                         Henry N. Schneider

Exhibit 99.1


                             JOINT FILING STATEMENT

            In accordance with Rule 13d-1 (k) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the persons and entities listed below agree to the joint filing on behalf of each of them of this Amendment No. 2 on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock of U.S. Energy Systems, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby executes this Statement on this July 22, 2004.

                                          /s/ Lawrence I. Schneider
                                              ---------------------
                                              Lawrence I. Schneider



                                         /s/ Henry N. Schneider
                                             ------------------
                                             Henry N. Schneider


                                             ENERGY SYSTEMS INVESTORS, LLC

                                 By: Energy Systems Investors, II LLC, the Manager of Energy Systems
                                             Investors, LLC



                                 By:         /s/ Henry I. Schneider
                                                 ------------------
                                                 Henry I. Schneider, Member




                                               ENERGY SYSTEMS INVESTORS, II, LLC


                                 By:         /s/ Henry I. Schneider
                                                 ------------------
                                                 Henry I. Schneider, Member